MAINSTAY FUNDS TRUST
51 Madison Avenue
New York, NY 10010

January 22, 2010

VIA EDGAR

Filing Desk Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549 Attn: Ms. Patsy Mengiste

Re:	Filing of and Request for Acceleration of the Registration Statement of MainStay Funds Trust (“Registrant”)
File Nos. 333-160918 and 811-22321

Dear Ms. Mengiste:

Electronically transmitted via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933 Act, as amended (the “1933 Act”), is Post-Effective Amendment No. 4 to the registration statement on Form N-1A of the Registrant under the 1933 Act and Amendment No. 6 to the Registrant’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “1940 Act”) (“PEA No. 4”).  PEA No. 4 is being made solely for the purpose of obtaining EDGAR series and class identifiers for certain new series and classes of the Registrant that were included in Post-Effective Amendment No. 2 to the registration statement on Form N-1A of the Registrant under the 1933 Act and Amendment No. 4 to the Registrant’s registration statement on Form N-1A under the 1940 Act (Accession Number 0001144204-09-065738, filed as of December 22, 2009) (“PEA No. 2”).  PEA No. 2 did not include the information necessary to obtain series and class identifiers for these new series and classes as required by Rule 313 of Regulation S-T.  In addition to including this necessary information, PEA No. 4 incorporates by reference Parts A and B of PEA No. 2 and contains a Part C.

Because PEA No. 4 is being made solely to obtain series and class identifiers and contains no disclosure that was not previously included in PEA No. 2, we hereby request limited or no SEC staff review of PEA No. 4 in reliance upon the selective review procedures set forth in Securities Act Release No. 6510 and Investment Company Act Release No. 13768 (Feb. 15, 1984).

In addition, pursuant to Rule 461 under the 1933 Act, the Registrant and NYLIFE Distributors LLC (the “Distributor”), as general distributor of the Registrant’s shares, hereby respectfully request that the effective date of the Registrant’s above-referenced registration statement be accelerated so that it will become effective on or before February 26, 2010.  The Registrant and Distributor are aware of their obligations under the Act.

No fee is required in connection with this filing.  Should you have any questions, please feel free to contact the undersigned (at 973.394.4437), Thomas C. Humbert (at 973.394.4505), Patrick W.D. Turley of Dechert LLP (at 202.261.3364), or Corey F. Rose of Dechert LLP (at 704.339.3164).

Sincerely,

/s/ Marguerite E. H. Morrison

Marguerite E. H. Morrison

Secretary and Chief Legal Officer of the Registrant and
Managing Director and Secretary of the Distributor

cc:           Sander M. Bieber, Esq.
Patrick W.D. Turley, Esq.
Corey F. Rose, Esq.